UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58
September 30, 2001

CINERGY CORP.
139 EAST FOURTH STREET
CINCINNATI, OHIO 45202

*Inquiries concerning this Form U-9C-3 should be directed to:  Bernard F. Roberts
                                                               Cinergy Corp.
                                                               139 East Fourth Street
                                                               Cincinnati, Ohio 45202
                                                               (513) 287-2090

                                TABLE OF CONTENTS

Item
Number

1        Organization Chart
2        Issuances and Renewals of Securities and Capital Contributions
3        Associate Transactions
            Part I - Transactions Performed by Reporting Companies on
              Behalf of Associate Utility Companies
            Part II - Transactions Performed by Associate Utility
              Companies on Behalf of Reporting Companies
4        Summary of Aggregate Investment
5        Other Investments
6a       Financial Statements
6b       Exhibits
         SEC Order, dated May 4, 2001 (HCAR No. 27393)

         Signatures

ITEM 1. ORGANIZATION CHART

                                                             Energy or                               Percentage of
                                                           Gas-Related     Date of       State of       Voting        Nature of
       Name of Reporting Company                             Company    Organization  Organization  Securities Held   Business
       -------------------------                             -------    ------------  ------------  ---------------   --------

(Indentation indicates subsidiary relationship)

Cinergy Corp.  ("Cinergy")

   Nth Power Technologies Fund II, L.P. (1)                Energy-Related  02/25/2000   California       **   Investing in Utility-
                                                                                                              Related Technologies

 The Cincinnati Gas & Electric Company ("CG&E")

                                                                                                              Ownership and Operation of Gas
   KO Transmission Company (2)                             Energy-Related  04/11/1994    Kentucky       100%    Transportation Property

 Cinergy Investments, Inc.  ("Investments")

   Cinergy Capital & Trading, Inc.

     CinCap MVC OpCo, LLC (3)                              Energy-Related  09/28/1999    Delaware       100%  Operation and Maintenance Services

                                                                                                              Marketing and Trading
     CinCap IV, LLC   ("CinCap IV") (4)                    Energy-Related  12/03/1997    Delaware       10%     Energy Commodities

                                                                                                              Marketing and Trading
     CinCap V, LLC   ("CinCap V") (5)                      Energy-Related  07/21/1998    Delaware       10%    Energy Commodities

                                                                                                              Marketing and Trading
     CinPower I, LLC  ("CinPower") (6)                     Energy-Related  06/12/1998    Delaware       100%   Energy Commodities

     Cinergy Marketing & Trading, LLC                                                                         Marketing and Trading
           ("Marketing & Trading") (7)                     Energy-Related  10/27/1995    Delaware       100%   Energy Commodities

                                                                                                              Marketing and Trading
     Cinergy Retail Power Limited, Inc. (8) (New)          Energy-Related  08/06/2001    Delaware       100%   Energy Commodities

                                                                                                              Marketing and Trading
     Cinergy Retail Power General, Inc. (9) (New)          Energy-Related  08/06/2001      Texas        100%   Energy Commodities

                                                                                                              Marketing and Trading
        Cinergy Retail Power, L.P. (10) (New)              Energy-Related  08/10/2001    Delaware       100%   Energy Commodities

     ENCOAL OPCO, LLC  (11)*                               Energy-Related  02/13/2001    Delaware       100%  Operation and Maintenance Services

                                                                                                              Marketing and Trading
     Cinergy Transportation, LLC (12)                      Energy-Related  06/14/2000    Delaware       100%   Energy Commodities

     SynCap I, LLC  (13) *                                 Energy-Related  08/25/2000    Delaware       100%   Energy Services

     SYNCAP II, LLC  (14)                                  Energy-Related  10/13/2000    Delaware       100%   Energy Services

                                                                                                              Engineering and Other
   Cinergy Engineering, Inc. ("Engineering") (15)          Energy-Related  03/28/1997      Ohio         100%    Technical Services

                                                                                                              Holds the investment in
   Cinergy Supply Network, Inc. ("Supply") (16)            Energy-Related  01/14/1998    Delaware       100%   Reliant Services, LLC

                                                                                                              Utility-Related Facilities
                                                                                                               Locating, Meter Reading
     Reliant Services, LLC  ("Reliant") (17)               Energy-Related  06/25/1998     Indiana       50%   and Construction Services

                                                                                                              Acquisition Company for Miller
       MP Acquisitions Corp., Inc. (18)                    Energy-Related  10/17/2000     Indiana       50%     Pipeline Corporation

          Miller Pipeline Corporation
             ("Miller Pipeline")(19)                       Energy-Related  07/19/1995     Indiana       50%   Utility Construction Services

                                                                                                              Commercialization of
   Cinergy Technology, Inc. (20)                           Energy-Related  12/12/1991     Indiana       100%  Utility-related Technologies

   Cinergy Solutions Holdings Company, Inc.
          ("Solutions")

                                                                                                              Utility-Related Engineering
     Cinergy EPCOM, LLC (21)                               Energy-Related  08/20/1999    Delaware       100%     and Other Services

                                                                                                              Utility-Related Engineering
     Cinergy EPCOM College Park, LLC (22)                  Energy-Related  08/20/1999    Delaware       100%     and Other Services

                                                                                                               Project Development--
                                                                                                               Qualifying Facilities
     Cinergy Solutions, Inc. (23)                          Energy-Related  06/02/2000    Delaware       100%  (QFs) and Energy Services

        BSPE Holdings, LLC (24)                            Energy-Related  01/10/2001    Delaware       50%            QFs

          BSPE Limited, LLC (25)                           Energy-Related  01/10/2001    Delaware       50%            QFs

          BSPE General, LLC  (26)                          Energy-Related  01/11/2001      Texas        50%            QFs

            BSPE, L.P. (27)                                Energy-Related  01/16/2001    Delaware       50%            QFs

                                                                                                              Holds the investment in Zahren
        Cinergy Energy Solutions, Inc. (28)                Energy-Related  11/09/2000    Delaware       100%  Alternative Power Corporation

          Zahren Alternative Power Corporation (29)        Energy-Related  12/28/1993    Delaware       20%            QFs

        Cinergy GASCO Solutions, LLC  (30)                 Energy-Related  11/09/2000    Delaware       100%           QFs

          Countryside Landfill Gasco., L.L.C. (31)         Energy-Related  08/23/1996    Delaware       100%           QFs

          Morris Gasco, L.L.C. (32)                        Energy-Related  12/31/1996    Delaware       100%           QFs

           Brown County Landfill Gas Associates, L.P. (33) Energy-Related  03/22/2000    Delaware       100%           QFs

                                                                                                              Utility-Related Engineering
        Cinergy Solutions of Boca Raton, LLC  (34)         Energy-Related  08/23/2000    Delaware       100%     and Other Services

                                                                                                              Utility-Related Engineering
        Cinergy Solutions of Philadelphia, LLC (35)        Energy-Related  05/11/2001    Delaware       100%     and Other Services

        Cinergy Solutions Partners, LLC  (36)              Energy-Related  09/12/2000    Delaware       50%   Project Development-QFs

          CST Limited, LLC (37)                            Energy-Related  05/18/2001    Delaware       50%            QFs

          CST General, LLC  (38)                           Energy-Related  05/22/2001      Texas        50%            QFs

            CST Green Power, L.P. (39)                     Energy-Related  05/23/2001    Delaware       50%            QFs

              Green Power Holdings, LLC  (40)              Energy-Related  12/12/2000    Delaware       50%            QFs

                Green Power G.P., LLC  (41)                Energy-Related  12/15/2000      Texas        50%            QFs

                Green Power Limited, LLC (42)              Energy-Related  12/12/2000    Delaware       50%            QFs

                   South Houston Green Power, L.P. (43)    Energy-Related  12/19/2000    Delaware       50%            QFs

        CSGP of Southeast Texas, LLC  (44)                 Energy-Related  02/22/2001    Delaware       100%           QFs

        CSGP Limited, LLC  (45)                            Energy-Related  04/05/2001    Delaware       100%           QFs

        CSGP General, LLC  (46)                            Energy-Related  04/05/2001      Texas        100%           QFs

          CSGP Services, L.P. (47)                         Energy-Related  04/06/2001    Delaware       100%           QFs

        Lansing Grand River Utilities, LLC (48)            Energy-Related  09/14/2000    Delaware       100%     Energy Services

        Oklahoma Arcadian Utilities, LLC (49)              Energy-Related  12/05/2000    Delaware       0.8%           QFs

        Shreveport Red River Utilities, LLC (50)           Energy-Related  10/16/2000    Delaware       0.8%           QFs

     Cinergy Solutions of Tuscola, Inc. (51)               Energy-Related  10/13/1998    Delaware       100%     Energy Services

     Delta Township Utilities, LLC (52) (New)              Energy-Related  07/05/2001    Delaware       51%      Energy Services

     Energy Equipment Leasing LLC* (53)                    Energy-Related  11/12/1998    Delaware       49%   Leasing of Energy-
                                                                                                                 Related Assets

                                                                                                                   Preliminary
     Trigen-Cinergy Solutions LLC                                                                                Development-QFs
       ("Trigen-Cinergy") (54)                             Energy-Related  02/18/1997    Delaware       50%     and Thermal Energy

     Trigen-Cinergy Solutions of Ashtabula LLC (55)        Energy-Related  04/21/1999    Delaware       49%            QFs

     Trigen-Cinergy Solutions of Baltimore LLC (56)        Energy-Related  11/10/1998    Delaware       49%            QFs

     Trigen-Cinergy Solutions of Boca Raton, LLC (57)      Energy-Related  09/04/1998    Delaware       51%      Thermal Energy

     Trigen-Cinergy Solutions of Cincinnati LLC (58)       Energy-Related  07/29/1997      Ohio         51%      Chilled Water

     Trigen-Cinergy Solutions of College Park, LLC  (59)   Energy-Related  02/18/1999    Delaware       49%      Energy Services

     Trigen-Cinergy Solutions of Lansing LLC (60)          Energy-Related  11/03/1999    Delaware       51%      Energy Services

        Trigen/Cinergy-USFOS of Lansing LLC (61)           Energy-Related  11/03/1999    Delaware       0.8%     Energy Services

     Trigen-Cinergy Solutions of Orlando LLC (62)          Energy-Related  06/12/1998    Delaware       51%      Chilled Water

     Trigen-Cinergy Solutions of Owings Mills LLC  (63)    Energy-Related  09/20/1999    Delaware       49%            QFs

     Trigen-Cinergy Solutions of Owings Mills Energy
        Equipment Leasing, LLC (64)                        Energy-Related  10/20/1999    Delaware       49%     Leasing of Energy-Related Assets

     Trigen-Cinergy Solutions of Rochester LLC (65)        Energy-Related  10/20/1999    Delaware       49%     Energy Services

     Trigen-Cinergy Solutions of Silver Grove LLC (66)     Energy-Related  03/18/1999    Delaware       49%            QFs

     Trigen-Cinergy Solutions of San Diego LLC (67)*       Energy-Related  11/03/1999    Delaware       51%     Energy Services

     Trigen-Cinergy Solutions of the Southeast LLC (68)*   Energy-Related  11/19/1999    Delaware       51%     Energy Services

     Trigen-Cinergy Solutions of St. Paul LLC (69)         Energy-Related  08/13/1998    Delaware       49%            QFs

        Environmental Wood Supply, LLC (70)                Energy-Related  08/10/2000    Minnesota      4.5%           QFs

        St. Paul Cogeneration LLC (71)                     Energy-Related  12/18/1998    Minnesota      4.5%           QFs

     Trigen-Cinergy Solutions of Tuscola, LLC (72)         Energy-Related  08/21/1998    Delaware       49%            QFs

 Cinergy Global Resources, Inc.

  Cinergy Global Power, Inc.

   Cinergy Global San Gorgonio, Inc.                                                                          Hold 50% Ownership Interest in
       ("San Gorgonio")(73)                                Energy-Related  10/13/1998    Delaware       100%  San Gorgonio Westwinds II, LLC

     San Gorgonio Westwinds II, LLC
       ("Westwinds") (74)                                  Energy-Related  10/13/1998   California      50%            QFs

 Cinergy Technologies, Inc.

  Cinergy Ventures II, LLC (75)                            Energy-Related  09/01/2000    Delaware       100%  Investing in Utility-
                                                                                                              Related Technologies

  Cinergy One, Inc. (76)                                   Energy-Related  09/05/2000    Delaware       100%     Energy Services

 Cinergy Wholesale Energy, Inc.

  Cinergy Power Generation Services, LLC
      ("Cinergy Power") (77)                               Energy-Related  11/22/2000    Delaware       100%  Operation and Maintenance Services

     *  Inactive
     ** Cinergy holds a 9.9% limited partnership interest in Nth Power Technologies Fund II, L.P.

ITEM 1. ORGANIZATION CHART

(1)      Nth Power Technologies Fund II, L.P. invests in companies developing and commercializing utility-related technologies.

(2)      KO Transmission Company is engaged in the transportation of natural gas in interstate commerce between Kentucky and Ohio.

(3)      CinCap MVC OpCo, LLC was formed for the purpose of providing operation and maintenance services to certain "eligible facilities" owned by exempt wholesale generators in which Cinergy indirectly holds a 50% ownership interest.

(4)      CinCap IV purchases and sells electricity at wholesale.

(5)      CinCap V purchases and sells electricity at wholesale.

(6)      CinPower was formed to optimize the economic benefits in connection with a restructured wholesale power purchase agreement involving the non-affiliates.

(7)      Marketing & Trading is engaged in the marketing of natural gas at wholesale.

(8)      Cinergy Retail Power Limited, Inc. was formed to provide certain tax benefits to its subsidiary, Cinergy Retail Power, L.P. of which it owns 99%.

(9)      Cinergy Retail Power General, Inc. will serve as the general partner of Cinergy Retail Power, L.P. of which it owns 1%.

(10)     Cinergy Retail Power, L.P. was formed to engage in the retail sale of electric power to large industrial customers in states that have legislatively or administratively established customer choice and retail competition.

(11)     ENCOAL OPCO, LLC was formed to provide operation and maintenance staffing, support and management administration services for SynCap I, LLC.

(12)     Cinergy Transportation, LLC is engaged in the marketing of natural gas at wholesale.

(13)     SynCap I, LLC was formed to purchase a plant that will produce an enhanced coal product.

(14)     SYNCAP II, LLC was formed to commercialize new technology for converting high sulfur coal to low sulfur coal.

(15)     Engineering is in the business of marketing various utility-related engineering services.

(16)     Supply was formed for the purpose of holding Cinergy's investment in Reliant.

(17)     Reliant performs underground utility-related facilities locating, meter reading and construction services.

(18)     MP Acquisitions Corp., Inc. was formed for the purpose of acquiring Miller Pipeline.

(19)     Miller Pipeline performs services involving natural gas and water distribution and transmission construction, repair and rehabilitation.

(20)     Cinergy Technology, Inc. is devoted to commercializing utility-related technologies.

(21)     Cinergy EPCOM, LLC was formed to market various utility-related engineering, procurement, construction, operation and maintenance services.

(22)     Cinergy EPCOM College Park, LLC was formed to perform various utility-related engineering, procurement, construction, operation and maintenance services at the University of Maryland.

(23)     Cinergy Solutions, Inc. was formed to conduct certain project-related, preliminary developmental activities, principally related to QFs, and other energy-related businesses, formerly conducted by Solutions.

(24)     BSPE Holdings, LLC was formed as an indirect holding company for a QF.

(25)     BSPE Limited, LLC was formed to act as the sole limited partner of BSPE, L.P. of which it owns 99%.

(26)     BSPE General, LLC was formed to act as the sole general partner of BSPE, L.P. of which it owns 1%.

(27)     BSPE, L.P. was formed to purchase, own and lease certain existing equipment and fixtures in connection with the two QFs located in Texas constructed and operated by South Houston Green Power, L.P.

(28)     Cinergy Energy Solutions, Inc. was formed for the purpose of making an equity investment in Zahren Alternative Power Corporation.

(29)     Zahren Alternative Power Corporation currently owns and operates 24 landfill gas-to-energy projects and one natural gas cogeneration plant.

(30)     Cinergy GASCO Solutions, LLC was formed for the purpose of acquiring landfill gas companies.

(31)     Countryside Landfill Gasco., L.L.C. owns and operates landfill gas collection systems and related assets.

(32)     Morris Gasco, L.L.C. owns and operates landfill gas collection systems and related assets.

(33)     Brown County Landfill Gas Associates, L.P. owns and operates landfill gas collection systems and related assets.

(34)     Cinergy Solutions of Boca Raton, LLC was formed to construct, operate and maintain energy facilities at a commercial facility in Boca Raton, Florida.

(35)     Cinergy Solutions of Philadelphia, LLC was formed to manage, operate and maintain the utility systems located at the Philadelphia Naval Base Complex.

(36)     Cinergy Solutions Partners, LLC was formed to engage in development of QFs.

(37)     CST Limited, LLC was formed to be the sole limited partner of CST Green Power, L.P. of which it owns 99%.

(38)     CST General, LLC was formed to be the sole general partner of CST Green Power, L.P. of which it owns 1%.

(39)     CST Green Power, L.P. was formed for the purpose of selling steam and electricity to British Petroleum (BP) at its Texas City facility. Also, CST Green Power, L.P. will operate and maintain existing cogeneration facilities and construct and operate new cogeneration facilities at this location.

(40)     Green Power Holdings, LLC was formed to invest in QFs.

(41)     Green Power G.P., LLC was formed to be the sole general partner of Green Power Limited, LLC of which it owns 1%.

(42)     Green Power Limited, LLC was formed to act as the sole limited partner of South Houston Green Power, L.P. of which it owns 99%.

(43)     South Houston Green Power, L.P. was formed to operate and maintain existing cogeneration facilities and construct, own and operate new cogeneration facilities.

(44)     CSGP of Southeast Texas, LLC was formed to provide operations and maintenance labor for CSGP Services, L.P., on behalf of South Houston Green Power, L.P.

(45)     CSGP Limited, LLC was formed to be the sole limited partner of CSGP Services, L.P. of which it owns 99%.

(46)     CSGP General, LLC was formed to be the sole general partner of CSGP Services, L.P. of which is owns 1%.

(47)     CSGP Services, L.P. was formed to provide operation and maintenance services to South Houston Green Power, L.P.

(48)     Lansing Grand River Utilities, LLC was formed to provide energy-related services to Trigen/Cinergy - USFOS of Lansing LLC.

(49)     Oklahoma Arcadian Utilities, LLC was formed to construct, own, operate, and maintain a QF located at General Motor Corporation's (GMC's) vehicle assembly plant in Oklahoma City.

(50)     Shreveport Red River Utilities, LLC was formed to construct, own, operate and maintain a QF located at GMC's vehicle assembly plant in Shreveport.

(51)     Cinergy Solutions of Tuscola, Inc. oversees the operations and staffing of a QF located in Tuscola, Illinois.

(52)     Delta Township Utilities, LLC was formed to provide utility services for GMC's metal stamping facility located in Delta Township, Michigan.

(53)     Energy Equipment Leasing LLC was formed to lease, sell, or finance energy-related equipment.

(54)     Trigen-Cinergy engages in the preliminary development of QFs and/or thermal energy facilities; specific projects are developed and held by special purpose affiliates (listed elsewhere in Item 1.).

(55)     Trigen-Cinergy Solutions of Ashtabula LLC was formed to develop, construct, operate, and maintain a QF located in Ashtabula, Ohio, and to provide other energy-related products and services.

(56)     Trigen-Cinergy Solutions of Baltimore LLC was formed to develop, construct, operate, and maintain a QF located in Baltimore, Maryland, and to provide other energy-related products and services.

(57)     Trigen-Cinergy Solutions of Boca Raton, LLC was formed to develop, construct, finance, operate, and maintain certain thermal energy facilities to be located in Boca Raton, Florida and to sell associated thermal and other energy-related products and services.

(58)     Trigen-Cinergy Solutions of Cincinnati LLC owns and operates a district cooling business in downtown Cincinnati, Ohio.

(59)     Trigen-Cinergy Solutions of College Park, LLC was formed to operate and maintain cogeneration equipment located in College Park, Maryland and owned by the University of Maryland.

(60)     Trigen-Cinergy Solutions of Lansing LLC was formed to enter a LLC Agreement with United States Filter Operating Services, Inc. providing for the formation and management of Trigen/Cinergy-USFOS of Lansing LLC.

(61)     Trigen/Cinergy-USFOS of Lansing LLC was formed to develop, construct, and operate certain energy facilities to be located at a GMC facility in Lansing, Michigan.

(62)     Trigen-Cinergy Solutions of Orlando LLC was formed to develop, construct, operate, and maintain a district cooling business in the City of Orlando, Florida.

(63)     Trigen-Cinergy Solutions of Owings Mills LLC was formed to develop, construct, operate, and maintain a QF located at the Sweetheart Cup Corporation in Owings Mills, Maryland.

(64)     Trigen-Cinergy Solutions of Owings Mills Energy Equipment Leasing, LLC was formed to lease, sell, or finance energy-related equipment.

(65)     Trigen-Cinergy Solutions of Rochester LLC was formed to provide energy-related services to Kodak Park in Rochester, New York.

(66)     Trigen-Cinergy Solutions of Silver Grove LLC was formed to provide energy-related and other services to the Lafarge Gypsum manufacturing plant in Silver Grove, Kentucky. These services will include the design, installation, and operation of a combined heat and power system.

(67)     Trigen-Cinergy Solutions of San Diego LLC was formed to provide operation and maintenance utility-related services in the San Diego area.

(68)     Trigen-Cinergy Solutions of the Southeast LLC was formed to construct, operate and maintain utility-related systems for Millennium Specialty Chemicals in the Jacksonville, Florida area.

(69)     Trigen-Cinergy Solutions of St. Paul LLC was formed to develop, construct, finance, own, operate, and maintain a QF located in St. Paul, Minnesota and to sell associated electricity and thermal energy products and services.

(70)     Environmental Wood Supply, LLC was formed to handle all fuel and fuel procurement-related activities for St. Paul Cogeneration LLC.

(71)     St. Paul Cogeneration LLC was formed to develop, construct, operate and maintain a QF in downtown St. Paul, Minnesota.

(72)     Trigen-Cinergy Solutions of Tuscola, LLC was formed to develop, construct, operate, and maintain a QF located in Tuscola, Illinois and to provide thermal energy products and services.

(73)     San Gorgonio holds Cinergy's 50% interest in Westwinds.

(74)     Westwinds owns a qualifying small power production QF in California.

(75)     Cinergy Ventures II, LLC was formed for the purpose of pursuing energy-related technology equity investments and undertaking energy-related technology pilot projects.

(76)     Cinergy One, Inc. was formed for the purpose of engaging in non-regulated, energy-related activities.

(77)     Cinergy Power was formed to provide operation and maintenance services to affiliated and non-affiliated exempt wholesale generators or other generating facilities.

return to TOC

ITEM 2. ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS *

        Associate Company                       Energy-Related                                                 Net Change in
         Advancing Funds                    Company Receiving Funds                Type of Transaction    Borrowings/Contributions
         ---------------                    -----------------------                -------------------    ------------------------
                                                                                                               (in thousands)

Investments                      Supply                                          Open account advance            $   284

Investments                      Engineering                                     Open account advance                160

Investments                      Cinergy Technology, Inc.                        Open account advance                145

Cinergy Capital & Trading, Inc.  Marketing & Trading                             Open account repayment             (614)

Cinergy Solutions, Inc.          Oklahoma Arcadian Utilities, LLC                Open account repayment             (216)

Solutions                        Trigen-Cinergy                                  Open account repayment              (29)

Cinergy Solutions, Inc.          Zahren Alternative Power Corporation            Open account advance                946

Cinergy Solutions, Inc.          South Houston Green Power, L.P.                 Open account repayment             (520)

Solutions                        Trigen-Cinergy Solutions of Cincinnati LLC     Open account repayment               (14)

Solutions                        Trigen-Cinergy Solutions of Orlando LLC        Open account advance               2,293

*      Item 2 excludes guarantees issued on behalf of energy-related companies by Cinergy as of September 30, 2001, totaling approximately $234 million. These guarantees are included in Item 4. Summary of Aggregate Investment.

return to TOC

ITEM 3. ASSOCIATE TRANSACTIONS

                    PART I - Transactions Performed by Reporting Companies on Behalf of Associate Utility Companies

                                    Associate Utility
     Reporting Company              Company Receiving                       Types of                  Total Amount
   Rendering Services (1)                Services                      Services Rendered                 Billed
   ----------------------                --------                      -----------------                 ------
                                                                                                    (in thousands)

                                                              Line locating, meter reading,          $
Reliant                         CG&E                          and underground construction services       683

                                                              Line locating, meter reading,
Reliant                         PSI Energy, Inc. ("PSI")      and underground construction services     1,208

                                The Union Light, Heat and     Line locating, meter reading,
Reliant                         Power Company  ("ULH&P")      and underground construction services        46

Cinergy Power                   CG&E                          Operations and maintenance services      16,270

Cinergy Power                   PSI                           Operations and maintenance services       4,946

Miller Pipeline                 CG&E                          Maintenance services                      1,211

Miller Pipeline                 PSI                           Maintenance services                        177

(1)     All of the services above were rendered pursuant to service agreements approved in File No. 70-9449 (see HCAR No. 27016, May 4, 1999, exhibits B - 1, B - 2, and B - 3).

return to TOC

ITEM 3. ASSOCIATE TRANSACTIONS (continued)

                    Part II - Transactions Performed by Associate Utility Companies on Behalf of Reporting
                    Companies

                                    Associate Utility
   Reporting Company                Company Rendering                 Types of               Total Amount
   Receiving Services                 Services (1)               Services Rendered              Billed
   ------------------                 ------------               -----------------              ------
                                                                                            (in thousands)

                                                             Engineering and construction       $
Cinergy EPCOM, LLC                       PSI                 services                                 9

                                                             Operation and maintenance
CinCap MVC OpCo, LLC                     PSI                 services                               289

Cinergy Solutions of Tuscola, Inc.       PSI                 Maintenance services                   234

Cinergy One, Inc.                        PSI                 Maintenance services                    40

                                                             Operation and maintenance
CinCap MVC OpCo, LLC                     CG&E                services                                 6

                                                             Installation and maintenance
Cinergy Technology Inc.                  CG&E                services                                13

                                                             Engineering and construction
Cinergy EPCOM, LLC                       CG&E                services                               321

                                                             Engineering and construction
Cinergy Solutions, Inc.                  CG&E                services                                 5

Cinergy One, Inc.                        CG&E                Maintenance services                    72

                                                             Engineering and construction
Cinergy EPCOM, LLC                       ULH&P               services                                 3

(1)     All of the services above were rendered pursuant to service agreements approved in File No. 70-9449 (see HCAR No. 27016, May 4, 1999, exhibits B - 1, B - 2, and B - 3).

return to TOC

ITEM 4. SUMMARY OF AGGREGATE INVESTMENT

                                                                                    September 30, 2001
                                                                                    ------------------
                                                                                     (in thousands)

Investments in Energy-Related Companies:

   Total consolidated capitalization of Cinergy as of September 30, 2001      $7,947,438

   Total capitalization multiplied by 15%                                                     $1,192,116

   Greater of $50 million or total capitalization multiplied by 15%                            1,192,116

   Total current aggregate investment subsequent to March 24, 1997
       (categorized by major line of energy-related business):
         Energy-related business category "ii" (1)                                15,785
         Energy-related business category "iv" (2)                                 6,000
         Energy-related business category "v" (3)                                217,217
         Energy-related business category "vi" (4)                                31,934
         Energy-related business category "vii" (5)                               42,443
         Energy-related business category "viii" (6)                             202,166
         Energy-related business category "ix" (7)                                   537
                                                                               ---------

     Total current aggregate investment                                                          516,082
                                                                                               ---------

           Difference between the greater of $50 million or 15% of
           capitalization and the total aggregate investment of the
           registered holding company system.                                                 $  676,034
                                                                                              ==========

(1)          Rule 58 defines category “ii” as the development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations.

(2)            Rule 58 defines category “iv” as the sale of electric and gas appliances; equipment to promote new technologies, or new applications for existing technologies, that use gas or electricity; and equipment that enables the use of gas or electricity as an alternate fuel; and the installation and servicing thereof.

(3)          Rule 58 defines category “v” as the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.

(4)          Rule 58 defines category “vi” as the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; alternative fuels; renewable energy resources; and the servicing of thermal energy facilities.

(5)          Rule 58 defines category “vii” as the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and remediation.

(6)          Rule 58 defines category “viii” as the development, ownership or operation of “qualifying facilities,” as defined under the Public Utility Regulatory Policies Act of 1978, as amended (PURPA), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.

(7)          Rule 58 defines category “ix” as the ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities.

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ITEM 5. OTHER INVESTMENTS

   Major Line of           Other Investment in Last     Other Investment in this    Reason for Difference in
Energy-Related Business        U-9C-3 Report                  U-9C-3 Report             Other Investment
-----------------------        -------------                  -------------             ----------------
                                                              (in thousands)

NONE
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ITEM 6. FINANCIAL STATEMENTS AND EXHIBITS

(a)      Financial Statements

Filed pursuant to Rule 104(b) on a confidential basis.

(b)      Exhibits

None

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SEC Order, dated May 4, 2001 (HCAR No. 27393)

The order referred to above authorized Cinergy to engage in various energy-related businesses outside the United States, subject to a condition that Cinergy report any transactions carried out pursuant thereto in Cinergy's Form U-9C-3 reports. Accordingly Cinergy now provides the following information:

In the second quarter of 2001, a new indirect, wholly-owned subsidiary of Cinergy was formed, Cinergy Canada, Inc. (Cinergy Canada), for the purpose of marketing natural gas and natural gas liquids in Canada. Cinergy Canada is currently operating in the Canadian provinces of British Columbia, Alberta, and Ontario. Cinergy Canada currently targets various marketing companies within these provinces as their primary customers.

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SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Cinergy Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                           Cinergy Corp.
                                                           -------------
                                                            Registrant

Dated:  November 28, 2001

                                           By    /s/    Bernard F. Roberts
                                                        ------------------
                                                        Bernard F. Roberts
                                                      Duly Authorized Officer
                                                                and
                                                     Chief Accounting Officer

With the above signature, I also hereby certify that the corresponding report on Form U-9C-3 for the second quarter of 2001 was filed with Cinergy Corp.'s interested state commissions whose names and addresses are listed below.

The Public Utilities Commission of Ohio
Alan R. Schriber, Chairman
180 East Broad Street
Columbus, OH 43266

Indiana Utility Regulatory Commission
Robert C. Glazier, Secretary
302 W. Washington Street, Suite E306
Indianapolis, IN 46204

Kentucky Public Service Commission
Thomas Dorman, Executive Director
211 Sower Boulevard
P.O. Box 615
Frankfort, KY 40602

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